Exhibit 99.1

GAMECORP ANNOUNCES THIRD QUARTER RESULTS

Toronto, Ontario – August 29, 2008 – Gamecorp Ltd. (CNQ: GAME, OTCBB: GAIMF) ("Gamecorp" or the “Company”) announced that it has filed its unaudited consolidated financial statements for the period ended June 30, 2008 with Management Discussion and Analysis on SEDAR and CNQ.

Gamecorp reported revenues of $94,000 in the fiscal third quarter ended June 30, 2008 versus nil revenues in the prior year.  Net loss was $245,000 ($0.058 per share) in the quarter compared to a loss of $3,832,000 ($0.93 per share) in the previous year.

Revenues for the nine-month period ended June 30, 2008 were $245,000 versus nil revenues in the previous year.  Year-to-date net earnings were $3,431,000 ($0.81 EPS) versus a loss of $2,998,000 ($0.76 per share) in the prior year period.

John G. Simmonds, Gamecorp’s CEO commented, "These quarterly results largely represent operating and administrative costs associated with the ongoing development of the gaming initiatives we have been focusing on this year.  Gamecorp’s objective is to realize significant gains from these projects over the long term as well as additional returns from other investments the company has made over the shorter term.”

Gamecorp Ltd., headquartered in Toronto, Ontario, is a public company that trades under the symbol GAME on the Canadian Trading and Quotation System Inc. and under the symbol ETIFF on the Over the Counter Bulletin Board.  For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Gamecorp’s current expectations. These statements involve risks and uncertainties including, without limitation, Gamecorp’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Gamecorp Ltd.
Telephone: (416) 477-5656, Ext. 301